UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR OCTOBER 7, 2002
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

           Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                         -----              -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                              ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant In connection with Rule 12g3-2(b):

Inside Holdings Inc. has changed its name to SHEP Technologies Inc. (OTCBB: STLOF) and confirmed the appointment of two new directors, Ray Evans and Peter Humphrey.

Copy of the News Release as filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 99.1 to this filing on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SHEP TECHNOLOIGES INC.

By:   "Malcolm P. Burke"
 -----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   October 7, 2002




Exhibit 99.1
News Release
October 7, 2002


INSIDE HOLDINGS INC. CHANGES NAME AND APPOINTS NEW DIRECTORS

OCTOBER 7, 2002 - INSIDE HOLDINGS INC., as part of its acquisition of SHEP Limited, its subsidiaries and certain Ifield assets (see news release dated September 17, 2002) has changed its name to SHEP Technologies Inc. (OTCBB:
STLOF) and confirmed the appointment of two new directors, Ray Evans and Peter Humphrey. Both these individuals combine strong engineering backgrounds with impressive entrepreneurial credentials.

W. Ray Evans, in 1971 founded UCC Australia Pty Ltd., a hydraulic accessories company, and grew the company profitably to a seven figure turnover over a period of 8 years. In 1979, Ray sold UCC to concentrate on the development of Hydraulic Controls Pty Ltd, a company he founded in 1972 specializing in the design, manufacture and marketing of hydraulic valves and hydro-electronics. Over its thirty-year history, this company has successfully completed a number of prestigious contracts, including the stage control system for the Melbourne Opera house and the Sydney Casino theatre, and is now the leading valve design and manufacturing company in Australia. Upon returning in 1989 to the Isle of Man in the British Isles, Ray founded Ifield Technology Ltd. when he acquired exclusive worldwide rights to the Ifield regenerative braking system technologies. Concurrently, he became a majority owner of the Nutron Motor Company in the USA, a manufacturer of hydraulic servo motors. Ray acquired and served as the Managing Director of Hydrostatic Transmissions Ltd. in the UK from 1991 to 1994. Prior to establishing his own businesses, Ray held various senior engineering positions with leading hydraulic companies in England, specializing
in hydrostatic transmission development.   Ray studied as an Aeronautical
Engineering Apprentice in the Fleet Air Arm of the Royal Navy before continuing on to complete his Higher National Certificate in Mechanical Engineering and completed eight years as Chief Engineer in charge of jet aircraft on active squadrons.

Peter R. Humphrey has, for the past 25 years, been involved in the sales and marketing of various product-based companies and was formally trained through a five-year apprenticeship as a mechanical engineer. Twenty years of Peter's industrial career was with an international company involved in the manufacture of instrumentation and control equipment, where he served as Sales and Marketing Director and Managing Director for one of its divisions and resulted in revenues increasing from 200,000 to 10 million lbs. per year. Peter has gained consider-able international experience in the start-up of divisions in Europe and North America, and has been involved with business ventures in countries including India, China and the Middle East. Peter was also one of two Executive Directors involved in the successful floatation of Platon International Plc (now Roxspur
Plc) on the London Small Capital Stock Market in the early 1980s. Since the late 1980s, Peter has worked as a consultant helping small and medium size manufacturing companies and joined Marshalsea Hydraulics as a shareholder and managing director in 1996, leading the company to a fourfold increase in revenues and profits over the last five years.

Ray Evans and Peter Humphrey join Malcolm P. Burke, interim President and Chief Executive Officer, Tracy A. Moore, Chief Financial Officer, and Betty Anne Loy on the Board. Kevin Winter, Eric Collins and Richard King recently resigned from the Board.

About SHEP Technologies Inc.
SHEP Technologies Inc. recently acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP Technology System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment over the last 18 months at one of the world's largest automotive manufactures, significant fuel savings, together with reduced engine and brake wear and tear were realized.

The system is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion"
(SHEP) to automotive manufacturers and their Tier One suppliers. Hydraulic propulsion is being embraced by Original Equipment Manufacturers ("OEMs") in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic launch assist equipped development vehicles, which passed formal proof of concept in December 2000 and is currently undergoing 'Implementation Ready' testing.

ON BEHALF OF THE BOARD OF DIRECTORS

"Malcolm P. Burke"

Malcolm P. Burke
President and Chief Executive Officer


Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company in tends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact:
Malcolm P. Burke
Tel: 604-689-1515
website: www.shepinc.com